Eldorado Resorts, Inc.

100 West Liberty Street, Suite 1150

Reno, Nevada 89501

January 20, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Eldorado Resorts, Inc.

Registration Statement on Form S-4 (File No. 333-208993)

Ladies and Gentlemen:

This letter is sent on behalf of Eldorado Resorts, Inc., a Nevada corporation (the “Company”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $375,000,000 aggregate principal amount of its registered 7% Senior Notes due 2023 (the “Exchange Notes”) for a like principal amount of its outstanding 7% Senior Notes due 2023 (the “Existing Notes”).  The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988) and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (i) cannot rely on the Staff’s position enunciated in the aforementioned no action letters or similar letters of the Staff and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Existing Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Existing Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Very truly yours,

ELDORADO RESORTS, INC.

	By:	/s/ Gary L. Carano
		Name:	Gary L. Carano
		Title:	Chief Executive Officer

cc: Deborah Conrad, Milbank Tweed Hadley & McCloy LLP